

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 20, 2021

Via E-mail
Leah Nivison
Chief Executive Officer
GS Mortgage Securities Corporation II
200 West Street, New York
New York, New York 10282

> **Re:** **GS Mortgage Securities Trust 2019-GC39**
> **Forms 10-D and ABS-EE for the Monthly Distribution Period Ended**
> **November 13, 2020**
> **Filed November 27, 2020**
> **File No. 333-226082-02**

Dear Ms. Nivison:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Lisa J. Pauquette, Esq.
        Cadwalader, Wickersham & Taft LLP